May 9, 2008

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

RE:	Willis Lease Finance Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 1-15369

Dear Mr. Decker:

We, Willis Lease Finance Corporation (“Willis” or the “Company”), are responding to your letter dated April 25, 2008.  For ease of reference, the numbered paragraphs below correspond to the numbered comments of your letter, with your comments in bold italics.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

2.                                      On page 18, you indicate that beginning July 1, 2006 you changed the depreciation estimate related to the residual value of certain engines for which marketability has improved in the prior year. You also indicate that beginning April 1, 2007 you changed the depreciation estimate related to certain older engine types in your portfolio. Please revise your disclosure to include the effect on net income and any related per share amounts of the current period as required by paragraph 22 of SFAS 154.

Response:

The net effect of these changes in depreciation estimates is a reduction in 2007 net income of $0.4 million or $0.05 in diluted earnings per share over what net income would have otherwise been had these changes in depreciation estimates not been made.  Because we do not consider the effect of these changes to be material, we do not believe it is necessary to file an amended form 10-K report for 2007.  However, we will revise our disclosure in future filings to include the effect on net income and any related per share amounts of the current period.

Item 9A – Controls and Procedures, page 25

3.                                      Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Response:

We will revise our disclosure in future filings to simply state that our disclosure controls and procedures are effective, without providing any part of the definition of disclosure controls and procedures.

Financial Statements

(1) Organization and Summary of Significant Accounting Policies, page 36

(c) Accounting for Planned Major Maintenance Activities, page 36

4.                                      Through 2006, use fees received were recorded as a maintenance reserve liability until such time as maintenance costs were reimbursed to the lessee or incurred by you after the end of the lease. Commencing in 2007 and applied retrospectively, use fees received are recognized in revenue as maintenance reserve revenue if they are not reimbursable to the lessee. Your expenditures for maintenance are expensed as incurred. The change in accounting policy resulted in a revision of depreciation estimates for some engines. Please help us further understand your accounting for use fees. Please address the following:

•                  Your disclosures indicate that the change in accounting of use fees received is related to your adoption of FSP AUG AIR-1.  Please help us understand how the guidance in this FSP led to your change in accounting;

•                  Please help us understand how the change in accounting policy led to a revision of depreciation estimates for some engines; and

•                  Please tell us which accounting literature you used through 2006 as well as which accounting literature you are currently using to determine the appropriate accounting for use fees.  Please provide us with a comprehensive explanation of how your accounting complies with the corresponding accounting literature.  The explanation for your accounting should address how you determined it was appropriate to present these amounts as revenue as well as the timing of when you record these amounts as revenue.

Response:

You have asked for clarification of the Company’s previous accounting recognition and presentation for engine leasing activities and how the FSP AUG AIR-1 (FSP) impacted the accounting treatment.  Please note that upon implementing the FSP, all periods presented in our 2007 Annual Report on Form 10-K were recast to conform to the revised accounting policy and its impacts on the Company’s financial reporting for leasing activities disclosed.

Financial Statement Recognition and Presentation Prior to Adoption of the FSP

Aircraft engines have long useful lives but do require substantial periodic maintenance and parts replacement in order to comply with FAA standards and achieve their useful lives.  The Company’s business model and lease agreements are generally designed to achieve a rate of return on its asset’s cost (base lease rent) and to have the lessees be contractually responsible for maintenance based on usage (similar to a “triple net lease” in real estate).  The lessee’s maintenance responsibility was achieved through a “return condition” contractual requirement and payment of monthly use fees based on activity that created “maintenance reserves” to ensure lessee performance of its maintenance obligations.

Historically, the majority of the Company’s leases were of a long term nature and required lessees to pay both a base lease rent and a use fee based on rates in the lease and extent of usage of the engine.  Even though the lease terms sometimes varied as to when and how lessee-funded maintenance was to accrue and reimbursements were to be processed, all use fees were recorded as maintenance reserves.  The establishment of these maintenance reserves effectively resulted in “accrue in advance” maintenance accounting as the amount recorded was established based on the expected cost of the maintenance even though it was cash funded by lessee use fees.  The maintenance reserves were generally sufficient to cover the maintenance performed by the lessee or the Company such that the Company suffered no “net” maintenance expense.  The base lease rent amounts were always recorded as revenue based on the terms of the lease and SFAS No. 13 and the balance of the maintenance reserve was considered to be the appropriate accrual for future engine maintenance until the maintenance was performed or the engine was sold.

Impact of FSP AUG AIR-1 on Accounting for Lease Activity and Related Maintenance

In September 2006, the FASB issued the FSP which prohibits the accrual of maintenance costs for planned maintenance events as the accrual does not meet the Concept Statement No. 6 definition of a liability- there is no contractual obligation to pay maintenance when such accruals are made.

When considering the maintenance reserve liability after the implementation date of the FSP, the Company had to bifurcate leases into two groups as there was no longer a basis under GAAP to retain a liability on the balance sheet representing un-contracted maintenance.

One group of leases contained contractual rights for the lessee to be reimbursed for maintenance out of amounts it paid to the Company as use fees.  Those payments continue to be accounted for as deferred revenue (maintenance reserves) until the right to reimbursement is contractually terminated.  The other group does not contain reimbursement rights and therefore the Company recognizes the use fees as revenue as earned and no longer recognizes a maintenance liability under the application of the FSP.  The Company considers this to be compliant with SAB 104. Where receipts from customers are subject to refund, it is appropriate to not recognize revenue until the refund period ended. As a result, we concluded that deferral on the balance sheet as a liability appears appropriate during the term of a lease, until such time that the lessee undertakes a maintenance event during the lease and is reimbursed for the amount spent, or the lease comes to an end, at which time any amount remaining is released to maintenance reserve revenue.

The adoption of the FSP and the change to accounting for maintenance reserves impacted our accounting for depreciation as the implementation of the FSP required a revision to the calculation of asset impairment in prior years.  Prior to the adoption of the FSP, maintenance reserves were considered in the impairment calculation.  After adopting the FSP, to the extent that maintenance reserves were no longer recorded, some additional impairments were required which resulted in depreciation to be recalculated in the income statement.

We believe the above discussion is responsive to the clarification you requested.  In summary, the Company believes it captured the interaction between revenue recognition and engine maintenance under its various lease agreements in accordance with GAAP both pre and post FSP.

(i) Property, Equipment and Furnishings, page 39

5.                                      You indicate that leasehold improvements are recorded at cost and depreciated by the straight-line method over the lease term. Please confirm that leasehold improvements are depreciated over the shorter of the lease term or useful life of the leasehold.

Response:

We confirm that leasehold improvements are depreciated over the shorter of the lease term or useful life of the leasehold and will revise our disclosure in future filings to state this.

(1) Restricted Cash, page 39

6.                                      It appears that you reflect changes in restricted cash as cash flows from operating activities as well as in cash flows from financing activities. Please disclose how you determine which category of cash flows to reflect the change in accordance with SFAS 95.

Response:

Restricted cash includes amounts paid by lessees to Willis that are restricted from general corporate use due to contractual stipulations in our lending agreements, primarily security deposits and maintenance reserve payments received for engines that reside within our asset backed securitization known as WEST.

Cash from maintenance reserve payments historically was held in a restricted cash account. However, an amendment to the WEST Indenture in December 2007 resulted in the redeployment of cash that is now available to fund future engine purchases. The cash made available from this change in the terms of our lending arrangements has been reflected as cash provided by financing activities in the Statement of Cash Flows in 2007 as the cash flow was caused by a change in our financing arrangements.

All other activity in the period affecting the restricted cash balances represents normal operating activities resulting from the receipt of amounts from lessees or the payment of amounts to lessees for maintenance events under our WEST engine lease agreements. These amounts have been reflected as cash provided by or used in operating activities in the Statement of Cash Flows.

(4) Note Payable, page 43

WEST Series A2 and Series B2 notes

7.                                      Interest on the Series A2 and Series B2 notes is determined by taking one-month LIBOR plus a stated margin. On page 44, you indicate that on July 25, 2007, the margin on the Series A2 notes was reduced from 1.50% to 1.25% and the Series B2 note margin was reduced from 6.00% to 2.75%. Please tell us how you accounted for the modification of the margins for these notes. Please tell us what consideration you gave to EITF 96-19 in your analysis of the accounting for this modification.

Response:

As part of the WEST refinancing, there was a change in ownership of the WEST Series 2005-A2 and Series 2005-B2 notes. As part of the change in ownership, the margin paid on each series was reduced. These notes fund a warehouse facility, for which there were no unamortized debt issuance costs remaining at July 25, 2007 when the change in ownership took place. In addition, there were no payments to the warehouse note holders to affect the change. As there were no costs to write off or payments made, there is no difference in accounting treatment whether the change in terms is accounted for as a modification or as an extinguishment.

WEST 2008 Series B1 notes

8.                                      Your investment banker is the holder of the 2008 Series B1 notes and retains the right to sell the notes in the open market in the event that the notes are not re-sold to other investors prior to April 30, 2008. In the event a sale of the notes takes place, you are obligated to pay to your investment banker the difference between the amount paid by them for the 2008 Series B1 notes and the amount realized from the sale of the notes, net of accrued interest. You state that this amount will be recorded as an expense in the period. Please tell us what consideration you gave to FIN 45 in accounting for this right held by the investment banker.

Response:

Our investment banker is acting as our agent in placing the 2008 Series B1 notes. As part of the WEST refinancing, on March 28, 2008, our investment banker purchased $20.3 million of B1 notes, with the intent to place them with long term investors. Their involvement as temporary owners of the B1 notes is part of the selling process for the notes as a result of their agent relationship with Willis related to the WEST refinancing. The make-whole provision in the agreement with our investment banker which provides that Willis will make up any difference regarding the amount paid by our investment banker and the amount ultimately received upon sale of the B1 notes supports the determination that this is an agency arrangement. As the investment banker is acting as an agent, there is no guarantee between the parties. Therefore, FIN 45 in not applicable to this transaction. When the notes are placed with long term investors, any amount paid by Willis to our investment banker would be recorded as a purchase discount for the B1 notes. Any amounts received by our investment banker in excess of par would be recorded as a purchase premium. Any shortfall would be amortized over the term of the B1 notes, rather than be expensed in the period. Please be advised that we have modified our disclosure in the 10-Q report for the quarter ended March 31, 2008 to describe the accounting treatment related to the proceeds received from the eventual sale of the B1 notes, as follows:

Our investment banker is the holder of $20.3 million of the Series 2008-B1 notes and retains the right to sell the notes in the open market in the event that the notes are not re-sold to other investors prior to May 30, 2008, upon prior consent being provided by us. In the event a sale of the note takes place, we are obligated to pay to our investment banker the difference between the amount paid by them for the Series 2008-B1 notes and that amount realized from the sale of the notes, net of accrued interest. This amount would be recorded as a loan discount and would be amortized over the 15 year term of the B1 notes. Any amounts received by our investment banker in excess of par would be recorded as a purchase premium. Alternatively, we retain the right to repurchase the notes from our investment banker at face value.

(5) Derivative Instruments, page 45

9.                                      On page 38, you indicate that all of the transactions that you have designated as hedges are cash flow hedges. Please disclose the estimated net amount of the existing gains or losses as of the end of the period that is expected to be reclassified into earnings within the next 12 months as required by paragraph 45(b)(2) of SFAS 133.

Response:

We have disclosed the following estimate under the financial statement note for Derivative Instruments in the 2007 form 10-K report on page 53:

Based on the implied forward rate for LIBOR at December 31, 2007, we anticipate that interest expense will be increased by approximately $1.9 million for the year ending December 31, 2008 due to the interest-rate derivative contracts in place.

(13) Related Party and Similar Transactions, page 50

10.                               On pages 6, 11, 24 and 50, you indicate that your Board of Directors approved rent deferrals and these deferrals have been accounted for as a reduction in lease revenue in the period. Please tell us how you determined that these deferrals should be accounted for as reductions in lease revenue for the period. Please cite the accounting literature used to support your conclusion. Please also tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

Response:

The change in our leases with Island Air is an amendment requiring accounting for a new lease.  FTB 88-1 stipulates that minimum lease payments must be recognized on a straight line basis over the term of the lease including any rent free periods. In the case of Island Air, we have accounted for the 14 months of rent deferral totaling $816,000 as a reduction in lease revenue in the period that the deferral was granted. We have not straight lined this rent reduction over the remaining term of the leases in place with Island Air because it is not reasonably assured we will collect amounts due under the lease. The question regarding ultimate collectibility is due to the precarious financial position of Island Air which continues to operate in a highly competitive airline environment in

Hawaii due to ongoing airline fare wars. Because of the question regarding collectibility of amounts due under these leases, we have chosen to record lease revenue for these leases on a cash basis until such time as collectibility becomes reasonably assured.

Exhibits 31.1 & 31.2

11.                               We note that you have replaced the word “report” with “annual report” in paragraphs 2, 3 and 4 of your certifications. In future filings, please revise your certifications to include the word “report” instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

Response:

We will revise our certifications in future filings to replace the words “annual report” with the word “report”.

* * *

As you requested, this letter constitutes a statement by the Company acknowledging that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comments.  If you should have any questions or further comments, please do not hesitate to contact me at (415) 408-4700.

Sincerely,

Willis Lease Finance Corporation

By:	/s/ Bradley S. Forsyth
Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation